Ran D. Ben-Tzur

rbentzur@fenwick.com | 650.335.7613

April 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Joseph Cascarano
Mr. Robert Littlepage

Re:	Reddit, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2025
Filed February 6, 2026
File No. 001-41983

Ladies and Gentlemen:

On behalf of Reddit, Inc. (the “Company”), in this letter, we respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated March 31, 2026 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. The Company has considered each of these disclosures carefully in light of the Staff’s comments and addressed them as set forth in the responses below.

Form 10-K for the Fiscal Year Ended December 31, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 59

1.	We note your discussion of financial results and that you attribute the increase in revenues to an “increase in impressions delivered and to a lesser extent, an increase in pricing.” Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. For example, because “impressions delivered” is identified as your primary growth driver, please quantify, discuss, and analyze the increase in impressions in greater detail. In this regard, we also note your most recent earnings call in which you state that revenue growth was driven by several factors, such as full-funnel ad strength, machine learning-powered efficiency, expanding advertiser adoption, diversified vertical/geographic momentum, as well as impression growth. Please reconcile these disclosures with your MD&A analysis and tell us your consideration for discussing and quantifying these earnings call factors in your filings. Please provide us with an example of the expanded disclosure. Refer to Item 303(b) and (c) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

April 6, 2026

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise future filings, beginning with its Form 10-Q for the three months ended March 31, 2026 (“Q1 2026 Form 10-Q”), to provide additional quantitative and qualitative disclosures regarding the factors underlying changes in revenue.

In response to the Staff’s request, the Company proposes to expand its discussion of revenue in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to include additional quantitative and qualitative information, as shown in the following proposed disclosure, regarding key drivers of revenue growth in the relevant period. Below is an example of such expanded disclosure using 2025 figures.

“Revenue for the year ended December 31, 2025 increased by $902.3 million, or 69%, compared to the prior year. The growth in revenue was primarily due to an increase in advertising revenue of $877.0 million, or 74%, as compared to the prior year driven primarily by an increase in impressions delivered and to a lesser extent, an increase in pricing. During the year ended December 31, 2025, ad impressions delivered increased by approximately 47% compared to the prior year driven in part by ad load optimization and improvements, including new ad formats, and by increases in the number of users and user engagement. For more information regarding increases in the number of users, see “—Key Financial and Operating Metrics—Trends in User Metrics.” During the year ended December 31, 2025, the price of ads increased by approximately 18% compared to the prior year driven by higher advertiser demand and performance across the full funnel of ad objectives. In addition, other revenue increased by $25.3 million, or 22%, compared to the prior year as a result of content licensing agreements executed in 2024 and 2025.

Revenue in the United States for the year ended December 31, 2025 increased by $722.0 million, or 68%, compared to the prior year. Revenue in the rest of world for the year ended December 31, 2025 increased by $180.3 million, or 76%, compared to the prior year. Revenue growth for both geographies was driven by the factors described above. The growth in revenue in the rest of world was also due to our focus on, among other factors, internationalization, including through machine translation and improving local content.”

With respect to the Staff’s reference to the Company’s discussion of “full-funnel ad strength, machine learning-powered efficiency, expanding advertiser adoption, and diversified vertical/geographic momentum” on its most recent earnings call, the Company advises the Staff that these factors were discussed in the earnings call to provide investors with directional and contextual understanding of the Company’s results; however, they are not discrete metrics or inputs used by management to monitor the Company’s performance or make operational decisions. The Company provided additional disclosures in the exemplar above with respect to certain of such factors referenced on the earnings call which it believes were the primary drivers of revenue growth in the period, and the Company shall continue to provide disclosure with respect to the primary drivers of revenue growth in future periods. As noted above, the key factors that currently impact revenue growth are impressions delivered and the price of ads. Additionally, the Company respectfully advises the Staff that the description of the change in DAUq within “—Key Financial and Operating Metrics—Trends in User Metrics” in the MD&A highlights some of the reasons for the increase in impressions and the Company’s growth strategies, including machine learning.

United States Securities and Exchange Commission

Division of Corporation Finance

April 6, 2026

The Company further advises the Staff that it undertakes to evaluate on an ongoing basis whether any factors discussed in MD&A evolve into defined, tracked, and internally quantified metrics that are used by management in managing its business. If in the future any such factors become material to understanding the Company’s results of operations, the Company will revise its disclosure to include appropriate discussion and analysis.

15. Income Taxes, page 92

2.	We note your disclosure “that there is a reasonable possibility that sufficient positive evidence may become available within the next 18 months to allow us to release a significant portion of the federal valuation allowance.” We also note that in order to monitor the realizability of the deferred tax assets you will need to take into account multiple objective and subjective factors. Please tell us your consideration of providing more robust critical accounting policy disclosures regarding the various judgments and assumptions made in determining if the deferred tax assets will be realizable, including a discussion of the degree of uncertainty associated with key assumptions. Such discussion would desirably provide specifics, such as:

•	The minimum amount of taxable income you will be required to generate to realize your deferred tax assets, including the jurisdictions and time periods in which such income will be required;

•	If realization of your deferred tax assets is dependent on material improvements over present levels of consolidated pre-tax results, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, describe and quantify, to the extent practicable, the assumed future events; and

•	Clarify if your assessment of the realizability of your deferred tax assets is based on tax planning strategies and, if applicable, describe them.

Please refer to the guidance in ASC 740-10-30-16 through 30-25 and Item 303(b)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise future filings, beginning with its Q1 2026 Form 10-Q, to provide additional clarity around factors used in the Company’s valuation allowance assessment. The Company’s assessment of the federal valuation allowance is primarily driven by the Company’s U.S. federal deferred tax assets, which include significant net operating losses and tax credits. As noted in the Company’s periodic filings, the Company has had a history of cumulative losses. However, based on the Company’s recent operational performance and current forecasts, the Company expects to achieve a position of cumulative 12-quarter profitability within the next 12 months when considering profit before taxes plus permanent tax adjustments. This anticipated profitability represents the primary “positive evidence” that would allow the Company to conclude that it is “more likely than not” that a significant portion of the Company’s U.S. federal deferred tax assets, specifically the Company’s net operating losses and research and development tax credits, will be realized. The Company notes to the Staff that it is still in a cumulative loss position and estimates of future results may change and, as a result, it still maintains a full valuation allowance with respect to its deferred tax assets.

In response to the Staff’s request, the Company proposes to expand its disclosure in the income tax footnote of the consolidated financial statements and in MD&A in its Q1 2026 Form 10-Q (and in future filings as appropriate) as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

April 6, 2026

“Given our recent history of generating net income in the United States, we believe that there is a reasonable possibility that sufficient positive evidence may become available within the next 12 months to allow us to release a significant portion of the federal valuation allowance. The reversal would result in a significant income tax benefit in the period when we release it. However, the exact timing and amount of the valuation allowance release are subject to change based on a number of factors, including but not limited to, the level of profitability (pre-tax income adjusted for permanent differences) that we are able to accurately forecast, as well as the amount of our tax deductible stock-based compensation, which is dependent upon our publicly traded share price, and macroeconomic conditions, among other factors.”

The Company also proposes adding a Critical Accounting Policy to its MD&A in its Q1 2026 Form 10-Q (and in future filings as appropriate) as follows:

“We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted statutory tax rates in effect for the years in which we expect the differences to reverse. We establish valuation allowances to reduce the total deferred tax assets to the amount we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including past operating results and estimates of future taxable income. Our judgment regarding the timing and amount of the valuation allowance release is subject to change based on a number of factors, including but not limited to, the level of profitability (pre-tax income adjusted for permanent differences) that we are able to accurately forecast, as well as the amount of our tax deductible stock-based compensation, which is dependent upon our publicly traded share price, and macroeconomic conditions, among other factors. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made.”

As noted above, the Company’s assessment of deferred tax asset realization is based on the Company’s existing long-term financial forecasts, which project taxable income for the current fiscal year and beyond. The Company anticipates it will achieve its sustained profitability through the normal course of business and does not expect that the realization of its deferred tax assets will be dependent on tax planning strategies, material improvements over present levels of consolidated pre-tax results, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions. Accordingly, the Company’s valuation allowance analysis is based on objective, verifiable evidence of recent profitability trends and reasonable projections of continued profitability, rather than on subjective judgments or assumptions that would warrant enhanced critical accounting policy disclosure.

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United States Securities and Exchange Commission

Division of Corporation Finance

April 6, 2026

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7613, or, in his absence, Jennifer Hitchcock at (650) 335-7854.

Sincerely,

/s/ Ran Ben-Tzur
Ran Ben-Tzur
Partner

FENWICK & WEST LLP

CC:	Steven Huffman
Andrew Vollero
Benjamin Lee, Esq.
Reddit, Inc.

Jennifer Hitchcock, Esq.
Fenwick & West LLP